Exhibit 4.1

MINEFINDERS CORPORATION LTD.

STOCK OPTION PLAN

23 January, 1998

Approved by the Board of
Directors on 23 January, 1998.

Approved by the
Shareholders on June 15, 1998

Amendments:

1.   April 23, 2001 and updated for increased Plan ceiling.
(Amendment approved by Board on April 23, 2001, TSE on April 26, 2001, and shareholders on
June 11, 2001)

2.   April 17, 2002 and updated for increased Plan ceiling.
(Amendment approved by the Board on April 17, 2002 and by shareholders on June 13, 2002.
TSE approval received on July 31, 2002)

TABLE OF CONTENTS

ARTICLE 1 - DEFINITIONS AND INTERPRETATION 1

ARTICLE 2 - PURPOSE AND PARTICIPATION 3

ARTICLE 3 - TERMS AND CONDITIONS OF OPTIONS 4

ARTICLE 4 - EXERCISE OF OPTION 8

ARTICLE 5 - ADMINISTRATION 8

ARTICLE 6 - AMENDMENT AND TERMINATION 9

STOCK OPTION PLAN

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1   Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a)   "Administrator" means, initially, the secretary of the Company and thereafter shall mean such director or other senior officer or employee of the Company as may be designated as Administrator by the Board from time to time.

(b)   "Award Date" means the date on which the board awards a particular Option.

(c)   "Board" means the board of directors of the Company.

(d)   "Company" means **Minefinders Corporation Ltd.**

(e)   "Director" means any individual holding the office of director of the Company.

(f)   "Employee" means any individual regularly employed on a full-time basis by the Company or any of its subsidiaries and such other individuals, such as "service providers" (as that term is defined by The Toronto Stock Exchange) or "consultant" (as that term is defined under B.O.R. #96/15 issued by the B.C. Securities Commission), as may, from time to time, be permitted by the rules and policies of the applicable Regulatory Authorities to be granted options as employees or as an equivalent thereto.

(g)   "Exercise Notice" means the notice respecting the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder.

(h)   "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Award Date through to and including the Expiry Date.

(i)   "Exercise Price" means the price at which an Option may be exercised as determined in accordance with paragraph 3.5.

(j)   "Expiry Date" means the date determined in accordance with paragraph 3.3 and after which a particular Option cannot be exercised.

(k)   "Market Value" means the market value of the Company's Shares as determined in accordance with paragraph 3.5.

(l) "Option" means an option to acquire Shares, awarded to a Director or Employee pursuant to the Plan.

(m) "Option Certificate" means the certificate, in the form set out as Schedule "A" hereto, evidencing an Option.

(n) "Option Holder" means a Director or Employee, or former Director or Employee, who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(o) "Plan" means this stock option plan.

(p) "Personal Representative" means:

    (i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

    (ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(a) "Regulatory Authorities" means all stock exchanges and other organized trading facilities on which the Company's Shares are listed and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company.

(b) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital stock of the Company.

1.2   Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia.

1.3   Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

ARTICLE 2

PURPOSE AND PARTICIPATION

2.1   Purpose

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Directors and Employees, to reward such of those Directors and Employees as may be awarded Options under the Plan by the Board from time to time for their contributions toward the long term goals of the Company and to enable and encourage such Directors and Employees to acquire Shares as long term investments.

2.2   Participation

The Board shall, from time to time and in its sole discretion, determine those Directors and Employees, if any, to whom Options are to be awarded. The Board may, in its sole discretion, grant the majority of the Options to insiders of the Company. However, in no case will the Plan or any proposed or existing share compensation arrangement of the Company result, at any time, in:

1. the number of Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Company's issued and outstanding share capital;

2. the issuance to insiders, within a one year period, of a number of Shares exceeding 10% of the Company's issued and outstanding share capital; or

3. the issuance to any one insider and such insider's associates, within a one year period, of a number of Shares exceeding 5% of the Company's issued and outstanding share capital,

unless disinterested shareholder approval is obtained[*].

[* Disinterested shareholder approval was obtained on June 15, 1998. Consequently, the above provisions as to insiders do not apply.]

2.3   Notification of Award

Following the approval by the Board of the awarding of an Option, the Administrator shall notify the Option Holder in writing of the award and shall enclose with such notice the Option Certificate representing the Option so awarded.

2.4   Copy of Plan

Each Option Holder, concurrently with the notice of the award of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

2.5   Limitation

The Plan does not give any Option Holder that is a Director the right to serve or continue to serve as a Director of the Company nor does it give any Option Holder that is an Employee the right to be or to continue to be employed by the Company.

ARTICLE 3

TERMS AND CONDITIONS OF OPTIONS

3.1   Board to Issue Shares

The Shares to be issued to Option Holders upon the exercise of Options shall be authorized and unissued Shares the issuance of which shall have been authorized by the Board.

3.2   Number of Shares

Subject to adjustment as provided for in paragraph 3.8 of this Plan, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan will not exceed **5,133,348** [20% of issued and outstanding capital] Shares. This number shall include the up to 1,652,500 Shares which may be issued upon the exercise of the existing stock options (see Schedule "C") granted either individually or pursuant to previous stock option plans which, by the implementation of this Plan, are deemed to be included as Options under this Plan as if such Options had been granted under this Plan. Notwithstanding the foregoing, any existing stock options shall continue to have the same terms and conditions to which they were subject prior to the adoption of this Plan. If any Option expires or otherwise terminates for any reason in accordance with the terms of the Plan without having been exercised in full, the number of Shares in respect of the Option which has expired or terminated shall again be available for the purposes of the Plan.

3.3   Term of Option

Subject to paragraph 3.4, the Expiry Date of an Option shall be the date so fixed by the Board at the time the particular Option is awarded, provided that such date shall be no later than the tenth anniversary of the Award Date of such Option.

3.4   Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Board at the time the Option is awarded and the date established, if applicable, in sub-paragraphs (a) to (c) below:

(a)   Death

In the event that the Option Holder should die while he or she is still a Director (if he or she holds his or her Option as Director) or Employee (if he or she holds his or her Option as Employee), the Expiry Date shall be the first anniversary of the Option Holder's date of death; or

(b)   Ceasing to hold Office

In the event that the Option Holder holds his or her Option as Director of the Company and such Option Holder ceases to be a Director of the Company other than by reason of death, the Expiry Date of the Option shall be, unless otherwise provided for in the Option Certificate, the 30th day following the date the Option Holder ceases to be a Director of the Company unless the Option Holder ceases to be a Director of the Company as a result of:

(i)   ceasing to meet the qualifications set forth in section 118 of the *Business Corporations Act* (Ontario); or

(ii)   an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to be a Director of the Company.

(c)   Ceasing to be Employed

In the event that the Option Holder holds his or her Option as an Employee of the Company and such Option Holder ceases to be an Employee of the Company other than by reason of death, the Expiry Date of the Option shall be, unless otherwise provided for in the Option Certificate, the 30th day following the date of the Option Holder ceases to be an Employee of the issuer unless the Option Holder ceases to be an Employee of the Company as a result of:

(i)   termination for cause; or

(ii)   an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to be an Employee of the Company.

Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the tenth anniversary of the Award Date of the Option.

3.5   Exercise Price

The price at which an Option Holder may purchase a Share upon the exercise of an Option shall be as set forth in the Option Certificate issued in respect of such Option and in any event shall not be less than the Market Value of the Company's Shares as of the Award Date. The Market Value of the Company's Shares for a particular Award Date shall be determined as follows:

(a)   for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the last trading day immediately preceding the Award Date, provided that where the Shares are listed on The Toronto Stock Exchange, the Market Value will not be less than the closing trading price of the Shares on The Toronto Stock Exchange on the last trading day immediately preceding the Award Date;

(b)   if the Company's Shares trade on an organized trading facility outside of Canada, then the Market Value determined for that organized trading facility will be converted into Canadian dollars at a conversion rate determined by the Administrator having regard for the published conversion rates as of the day immediately preceding the Award Date;

(c)   if the Company's Shares are listed on more than one organized trading facility, then Market Value shall be, subject to a resolution of the Board and the consent of applicable Regulatory Authorities:

(i)   the Market Values determined for the principal organized trading facility on which those Shares are listed as determined for such organized trading facility in accordance with subparagraphs (a) and (b) above; or

(ii)   the simple average of the Market Values determined for each organized trading facility on which those Shares are listed as determined for each organized trading facility in accordance with subparagraphs (a) and (b) above;

(d)   if the Company's Shares are listed on one or more organized trading facility but have not traded during the ten trading day period immediately preceding the Award Date, then the Market Value will be, subject to the necessary approvals of the applicable Regulatory Authorities, such value as is determined by resolution of the Board; and

(e)   if the Company's Shares are not listed on any organized trading facility, then the Market Value will be, subject to the necessary approvals of the applicable Regulatory Authorities, such value as is determined by resolution of the Board.

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities as would apply to the Award Date in question.

3.6   Additional Terms

Subject to all applicable securities laws and regulations and the rules and policies of all applicable Regulatory Authorities, the Board may attach other terms and conditions to the grant of a particular Option, such terms and conditions to be referred to in a schedule attached to the Option Certificate. These terms and conditions may include, but are not necessarily limited to, the following:

> (a)   providing that an Option expires on a date other than as provided for herein;
>
> (b)   providing that a portion or portions of an Option vest after certain periods of time or upon the occurrence of certain events, or expire after certain periods of time or upon the occurrence of certain events;
>
> (c)   providing that an Option be exercisable immediately, in full, notwithstanding that it has vesting provisions, upon the occurrence of certain events, such as a friendly or hostile takeover bid for the Company; and
>
> (d)   providing that an Option issued to, held by or exercised by an Option Holder who is a citizen or resident of the United States of America, and otherwise meeting the statutory requirements, be treated as an "Incentive Stock Option" as that term is defined for purposes of the United Sates of America Internal Revenue Code of 1986, as amended.

3.7   Assignment of Options

Options may not be assigned or transferred, provided however that the Personal Representative of an Option Holder may, to the extent permitted by paragraph 4.1, exercise the Option within the Exercise Period.

3.8   Adjustments

If prior to the complete exercise of any Option the Shares are consolidated, subdivided, converted, exchanged or reclassified or in any way substituted for (collectively the "Event"), an Option, to the extent that it has not been exercised, shall be adjusted by the Board in accordance with such Event in the manner the Board deems appropriate. No fractional shares shall be issued upon the exercise of the Options and accordingly, if as a result of the Event, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

ARTICLE 4

EXERCISE OF OPTION

4.1   Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at any time or from time to time during the Exercise Period up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivering to the Administrator an Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to "Minefinders Corporation Ltd." in an amount equal to the aggregate Exercise Price of the Shares to be purchased pursuant to the exercise of the Option.

4.2   Issue of Share Certificates

As soon as practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall forward a new Option Certificate to the Option Holder concurrently with delivery of the Share Certificate for the balance of Shares available under the Option.

4.3   Condition of Issue

The Options and the issue of Shares by the Company pursuant to the exercise of Options are subject to the terms and conditions of this Plan and compliance with the rules and policies of all applicable Regulatory Authorities to the granting of such Options and to the issuance and distribution of such Shares, and to all applicable securities laws and regulations. The Option Holder agrees to comply with all such laws, regulations, rules and policies and agrees to furnish to the Company any information, reports or undertakings required to comply with, and to fully cooperate with, the Company in complying with such laws, regulations, rules and policies.

ARTICLE 5

ADMINISTRATION

5.1   Administration

The Plan shall be administered by the Administrator on the instructions of the Board. The Board may make, amend and repeal at any time and from time to time such regulations not inconsistent with the Plan as it may deem necessary or advisable for the proper administration and operation of the Plan and such regulations shall form part of the Plan. The Board may delegate to the Administrator or any Director, officer or employee of the Company such administrative duties and powers as it may see fit.

5.2   Interpretation

The interpretation by the Board of any of the provisions of the Plan and any determination by it pursuant thereto shall be final and conclusive and shall not be subject to any dispute by any Option Holder. No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Board and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1   Prospective Amendment

Subject to section 6.3, the Board may from time to time amend the Plan and the terms and conditions of any Option thereafter to be granted and, without limiting the generality of the foregoing, may make such amendment for the purpose of meeting any changes in any relevant law, rule or regulation applicable to the Plan, any Option or the Shares, or for any other purpose which may be permitted by all relevant laws, regulations, rules and policies provided always that any such amendment shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

6.2   Retrospective Amendment

Subject to section 6.3, the Board may from time to time retrospectively amend the Plan and, with the consent of the affected Option Holders, retrospectively amend the terms and conditions of any Options which have been previously granted.

6.3   Approvals

This Plan and any amendments hereto are subject to all necessary approvals of the applicable Regulatory Authorities.

6.4   Termination

This Plan shall terminate on 23 January 2008. The Board may terminate the Plan at any time prior to 23 January 2008 provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination which shall continue to be governed by the provisions of the Plan.

6.5   Agreement

The Company and every Option Holder awarded an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted

hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan.

MINEFINDERS CORPORATION LTD.
STOCK OPTION PLAN

OPTION CERTIFICATE

This Certificate is issued pursuant to the provisions of the **Minefinders Corporation Ltd.** (the "Company") Stock Option Plan (the "Plan") and evidences that ◆ is the holder (the "Option Holder") of an option (the "Option") to purchase up to ◆ common shares (the "Shares") in the capital stock of the Company at a purchase price of Cdn. $◆ per Share. Subject to the provisions of the Plan:

(a)   the Award Date of this Option is ◆; and

(b)   the Expiry Date of this Option is ◆.

This Option may be exercised at any time and from time to time from and including the Award Date through to and including up to 5:00 p.m. local time in Vancouver, British Columbia on the Expiry Date by delivery to the Administrator of the Plan an Exercise Notice, in the form provided in the Plan, together with this Certificate and a certified cheque or bank draft payable to "**Minefinders Corporation Ltd.**" in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan, the terms and conditions of which the Option Holder hereby expressly agrees with the Company to be bound by. This Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail.

This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

The foregoing Option has been awarded this ◆ day of ◆,◆.

MINEFINDERS CORPORATION LTD.

Per:

_____
Administrator, Minefinders Corporation Ltd.,
Stock Option Plan

OPTION CERTIFICATE – SCHEDULE

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

1.   the right to take up ◆ shares shall vest on the Award Date;

2.   the right to take up ◆ shares shall vest on ◆;

3.   the right to take up ◆ shares shall vest on ◆; and

4.   the right to take up ◆ shares shall vest on ◆.

5.

♦2.   **Effect of Termination**

The Option granted as evidenced by this Option Certificate shall be in full force and effect as to such optioned shares in respect of which the Option has not been previously exercised, from the date of approval by the Toronto Stock Exchange to and including the Expiry Date fixed by the Board at the time this Option is awarded, regardless of whether the Optionee ceases to be a ♦director, consultant or employee of the Company for any reason, ♦including his disqualification from continuing to act as a director, his resignation from the Board, his not being re-elected as a director of the Company at the annual general meeting of the Company, or by virtue of a resolution passed at any time by members of the Company in a general meeting to remove him as a director.

MINEFINDERS CORPORATION LTD.

Per:

_____
Administrator, Minefinders Corporation Ltd.,
Stock Option Plan

MINEFINDERS CORPORATION LTD.
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO: The Administrator, Stock Option Plan
  Minefinders Corporation Ltd.
  Suite 904, 675 West Hastings Street
  Vancouver, B.C.
  V6B 1N2

The undersigned hereby irrevocably gives notice, pursuant to the **Minefinders Corporation Ltd.** (the "Company") Stock Option Plan (the "Plan"), of the exercise of the Option to acquire and hereby subscribes for **(cross out inapplicable item):**

(a) all of the Shares; or

(b) ◆ of the Shares;

which are the subject of the Option Certificate attached hereto.

The undersigned tenders herewith a certified cheque or bank draft **(circle one)** payable to "**Minefinders Corporation Ltd.**" in an amount equal to the aggregate Exercise Price of the aforesaid shares and directs the Company to issue the certificate evidencing said shares in the name of the undersigned to be mailed to the undersigned at the following address:

_____

_____

_____

_____

DATED the ◆ day of ◆, 19◆.

_____
Signature of Option Holder

Schedule "C"

MINEFINDERS CORPORATION LTD.

OUTSTANDING STOCK OPTIONS

A.   STOCK OPTIONS GRANTED OUTSIDE PLAN

Date granted: 28/7/95

Total granted: 600,000

Original no. of optionees: 7. Original exercise price $2.30 expiring 28/7/97. Re-priced and extended at $1.65 to 28/7/99 on September 18, 1996.

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Mark Bailey	80,000	$1.65	-	80,000	28/7/99
2. Paul C. MacNeill	60,000	$1.65	-	60,000	28/7/99
3. Tench Page	20,000	$1.65	-	20,000	28/7/99
4. Marc Henderson	140,000	$1.65	(140,000)	0	-
5. James Brown	30,000	Resigned	-	0	-
6. Peter Jarvis	30,000	Resigned	-	0	-
7. Arthur Dalfen	240,000 (amended 28/10/95)	$1.65	(240,000)	0	-
Total	**600,000**			**160,000**	

A. STOCK OPTIONS GRANTED OUTSIDE PLAN

Date granted: 18 December 1995
Repriced to $1.78 and extended to 18 December 2002 on 18/12/97.
Original price: $2.35
Original expiry date: 18/12/97

Total granted: 30,000

Original no. of optionees: 2.

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date1.
1.Vicki Strait	15,000	$1.78	-	15,000	18/12//02
2. Laura D. Page	15,000	$1.78	-	15,000	18/12/02
Total	**30,000**			**30,000**	

Date granted: 20 March 1996

Total granted: 30,000

Original no. of optionees: 1

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. James Martin Dawson	30,000	$2.30	30,000	0	20/3/98
Total	**30,000**			**0**	

A. STOCK OPTIONS GRANTED OUTSIDE PLAN

Date granted: 28 July 1995

Total granted: 30,000

Original no. of optionees: 1

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Christian Von Hessert	30,000	$2.30	30,000	0	28/7/97
Total	**30,000**			**0**	

Date granted: 30 April 1996
Original ex. price: $2.30
Original expiry date: 30/4/98
Repriced to $1.78 and extended to December 18, 2002

Total granted: 35,000

Original no. of optionees: 4

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. H. Leo King	20,000	$1.78	-	20,000	18/12//02
2. Laney Stolle	5,000	$1.78	-	5,000	18/12/02
3. Robert Whittemore	5,000	$1.78	-	5,000	18/12/02
4.Karl Frost	5,000	$1.78	(5,000)	0	18/12/02
Total	**35,000**			**30,000**	

A. STOCK OPTIONS GRANTED OUTSIDE PLAN

Date granted: 6 August 1996

Total granted: 115,000

Original no. of optionees: 7

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Mark H. Bailey	40,000	$1.50	-	40,000	6/8/98
2. Tench C. Page	40,000	$1.50	-	40,000	6/8/98
3. Robert Whittemore	5,000	$1.50	-	5,000	6/8/98
4. H. Leo King	10,000	$1.50	-	10,000	6/8/98
5. Paul C. MacNeill	10,000	$1.50	(10,000)	0	6/8/98
6. Tom Matthews	5,000	$1.50	-	5,000	6/8/98
7. Alene Stolle	5,000	$1.50	-	5,000	6/8/98
Total	**115,000**			**105,000**	

Date granted: 6 November 1996

Total granted: 125,000

Original no. of optionees: 1

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Arthur Dalfen	125,000	$2.00	(125,000)	0	6/11/98
Total	**125,000**			**0**	

A. STOCK OPTIONS GRANTED OUTSIDE PLAN

Date granted: 17 January 1997
Repriced to $1.78 and extended to December 18, 2002 on 18/12/97
Original Price: $2.37
Original expiry date: 17/1/99

Total granted: 110,000

Original no. of optionees: 4

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Mark H. Bailey	75,000	$1.78	(37,500)	37,500	18/12//02
2. Tench C. Page	15,000	$1.78	-	15,000	18/21/02
3. James Martin Dawson	10,000	$1.78	-	10,000	18/12/02
4. H. Leo King	10,000	$1.78	-	10,000	18/12/02
Total	**110,000**			**72,500**	

Date granted: 3 March 1997
Repriced to $1.78 and extended to December 18, 2002 on December 18, 1997
Original price: $4.30
Original expiry date: 3/3/99

Total granted: 110,000

Original no. of optionees: 7

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Mark H. Bailey	40,000	$1.78	-	40,000	18/12/02
2. Tench C. Page	30,000	$1.78	-	30,000	18/12/02
3. Paul C. MacNeill	15,000	$1.78	-	15,000	18/12/02
4. Dennis Krasowski	7,500	$1.78	-	7,500	18/12/02
5. Tom Matthews	7,500	$1.78	-	7,500	18/12/02
6. Mark Stengel	5,000	$1.78	-	5,000	18/12/02

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
7. Alene Stolle	5,000	$1.78	-	5,000	18/12/02
Total	**110,000**			**110,000**	

A.   STOCK OPTIONS GRANTED OUTSIDE PLAN

Date granted: 25 April 1997
Repriced to $1.78 and extended to December 18, 2002 on December 18, 1997
Original price: $3.72
Original expiry date: 25/4/99

Total granted: 30,000

Original no. of optionees: 1

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Robert Leclerc	30,000	$1.78	-	30,000	18/12/02
Total	**30,000**			**30,000**	

B.   STOCK OPTIONS GRANTED UNDER PREVIOUS PLAN

Date granted: 3 June 1997 (Original amended Plan Ceiling of 941,850 shares to be reserved for issuance under Plan reformulated to 1,883,700 so as to reflect 20% ceiling for optioned shares *both inside and outside* Plan)

Total granted: 555,000
Repriced to $1.78 and extended to December 18, 2002 on 18/12/97
Original ex. price: $4.28
Original expiry date: 3/6/02

Original no. of optionees: 15

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Mark Bailey	250,000	$1.78	-	250,000	18/12/02
2. Tench C. Page	150,000	$1.78	-	150,000	18/12/02
3. Paul C. MacNeill	50,000	$1.78	-	50,000	18/12/02
4. Robert Leclerc	20,000	$1.78	-	20,000	18/12/02
5. James Martin Dawson	10,000	$1.78	-	10,000	18/12/02
6. H. Leo King	10,000	$1.78	-	10,000	18/12/02
7. Alene Stolle	25,000	$1.78	-	25,000	18/12/02
8. Tom Matthews	5,000	$1.78	-	5,000	18/12/02
9. Michael Turner	5,000	$1.78	-	5,000	18/12/02
10.Dennis Krasowski	5,000	$1.78	-	5,000	18/12/02
11.Annikki Puusari	5,000	$1.78	-	5,000	18/12/02
12.Annet Mannering	5,000	$1.78	-	5,000	18/12/02
13.Linda Knight	5,000	$1.78	-	5,000	18/12/02
14.Monty Chew	5,000	$1.78	-	5,000	18/12/02
15.Karen Pithkethly	5,000	$1.78	(Resigned)	0	18/12/02

| **Total** | **555,000** | | | **550,000** | |

B. STOCK OPTIONS GRANTED UNDER PREVIOUS PLAN

Date granted: 23 September 1997 (Vancouver Stock Exchange amended ceiling of 1,883,700. Ceiling *includes* individual grants outside Plan)
Repriced to $1.78 and extended to December 18, 2002 on 18/12/97.
Original ex price: $3.60
Original expiry date: 23/9/02

Total granted: 500,000

Original no. of optionees: 10

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Mark Bailey	210,000	$1.78	-	210,000	18/12/02
2. H. Leo King	25,000	$1.78	-	25,000	18/1202
3. Paul C. MacNeill	50,000	$1.78	-	50,000	18/12/02
4. James Martin Dawson	25,000	$1.78	-	25,000	18/12/02
5. Tench Page	125,000	$1.78	-	125,000	18/1202
6. Dennis Krasowski	10,000	$1.78	-	10,000	18/12/02
7. Michael Turner	10,000	$1.78	-	10,000	18/12/02
8. Tom Matthews	10,000	$1.78	-	10,000	18/12/02
9. Alene Stolle	10,000	$1.78	-	10,000	18/12/02
10.Robert Leclerc	25,000	$1.78	-	25,000	18/12/02
Total	**500,000**			**500,000**	

B.   STOCK OPTIONS GRANTED UNDER PREVIOUS PLAN (Amended Toronto Stock Exchange ceiling of 1,883,700 reserved for issuance under Plan. Figure *excludes* individual grants outside Plan)

Date granted: 18 December 1997

Total granted: 65,000

Original no. of optionees: 8

Name of Optionee	No. originally granted	Exercise Price	No. exercised	Balance outstanding	Expiry Date
1. Brian Metzenheim	5,000	$1.78	-	5,000	18/12/02
2. Michael Turner	10,000	$1.78	-	10,000	18/12/02
3. Dennis Krasowski	10,000	$1.78	-	10,000	18/12/02
4. Brian Brewer	7,500	$1.78	-	7,500	18/12/02
5. Terence Smithson	10,000	$1.78	-	10,000	18/12/02
6. Richard Salopek	10,000	$1.78	-	10,000	18/12/02
7. Donald Hudson	7,500	$1.78	-	7,500	18/12/02
8. Tom Matthews	5,000	$1.78	-	5,000	18/12/02
Total	**65,000**		**0**		